UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL
RETIREMENT SAVINGS AND INVESTMENT PLAN

Tyco International Management Company LLC
9 Roszel Road
Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.
Victor von Bruns-Strasse 21
CH-8212 Neuhausen am Rheinfall, Switzerland

REQUIRED INFORMATION

Item 4.	Financial Statements and Exhibits

Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 5 hereof below in lieu of the requirements of Items 1 to 3.

Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International
Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2012 and 2011
With Report of Independent Registered Public
Accounting Firm

Tyco International
Retirement Savings and Investment Plan
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	7
Notes to Financial Statements	8
Supplemental Schedules:
Schedule H, Line 4(a)*—Schedule of Delinquent Participant Contributions	16
Schedule H, Line 4(i)*—Schedule of Assets (Held at End of Year)	16

* Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2012.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Tyco International Retirement Savings
and Investment Plan
Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International Retirement Savings and Investment Plan (“Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2013

Tyco International
Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Interest in investments of the Tyco International Retirement Savings and Investment Plan Master Trust	$1,770,134,006	$2,126,125,057
Interest in notes receivables and other assets and liabilities of Tyco International
Retirement Savings and Investment Plan Master Trust, excluding investments	63,675,616	92,175,081
Total interest in net assets of Tyco International Retirement Savings and Investment Plan Master Trust	1,833,809,622	2,218,300,138
Employer contributions receivable	153,849	2,097,348
Participants’ contribution receivable	1,961,716	2,611,925
Total receivables	2,115,565	4,709,273
Net assets available for benefits	$1,835,925,187	$2,223,009,411

The accompanying notes are an integral part of the financial statements.

Tyco International
Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Sources of net assets
Investment income from the Tyco International Retirement Savings and Investment Plan Master Trust	$261,886,700
Employer contributions	80,896,045
Participants’ contributions	120,766,534
Total contributions	201,662,579
Total sources	463,549,279

Application of net assets
Benefits paid to participants	206,712,644
Administrative expenses	2,519,155
Total applications	209,231,799
Net increase prior to transfers from affiliated plans	254,317,480
Net transfers due to the 2012 Separation (Notes 1 and 7)	(641,401,704)
Net decrease in net assets available for benefits	(387,084,224)
Net assets available for benefits:
Beginning of year	2,223,009,411
End of year	$1,835,925,187

The accompanying notes are an integral part of the financial statements.

Tyco International
Retirement Savings and Investment Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.  Description of Plan

The Tyco International Retirement Savings and Investment Plan (the “Plan”) was established December 31, 1996 as a result of a spin off of the hourly portion of the Kendall Employees’ Savings and Investment Plan (the “Kendall Plan”) merging into a prior existing plan (prior to January 1, 2009, the Plan was known as “Tyco International (US) Inc. Retirement Savings and Investment Plan III” and for the period of January 1, 2009 through October 1, 2010 the Plan was known as “Tyco International Retirement Savings and Investment Plan III”). Effective October 1, 2010, the Plan name was changed to the Tyco International Retirement Savings and Investment Plan.

Effective September 28, 2012, Tyco, International Ltd. (“Tyco”, “TIL” or “Company”) completed the spin-offs of The ADT Corporation (“ADT”) and Pentair Ltd. (formerly known as Tyco Flow Control International Ltd. (“Tyco Flow Control”)), formerly the North American residential security and flow control businesses of Tyco, respectively, into separate, publicly traded companies in the form of a distribution to Tyco shareholders. Immediately following the spin-off, Pentair, Inc. was merged with a subsidiary of Tyco Flow Control in a tax free, all stock merger (the “Merger”), with Pentair Ltd. (“Pentair”) succeeding Pentair Inc. as an independent publicly traded company. The distributions, the Merger and related transactions are collectively referred to herein as the “2012 Separation”.

As a result of the 2012 Separation, plan assets attributable to North American residential security participants and flow control participants respectively, were spun off into two new plans. Each new plan is sponsored by its respective new company.

The Plan is a defined contribution plan and is available to certain salaried, union and non-union hourly employees of Tyco and Tyco affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Eligibility

Plan participants must be at least eighteen years old. Union employees may have different eligibility requirements. Refer to the Plan document for more details.

Contributions

Contributions are subject to Code limitations. Contributions to the Plan are funded on a per pay period basis.

Participants’ contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount. During 2012, the following contribution limits applied: (i) non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis; (ii) highly-compensated employees may contribute up to 14% of eligible compensation on a before-tax basis and up to an additional 8% on an after-tax basis; and (iii) highly-compensated employees who are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, a non-qualified deferred compensation plan, may contribute up to 14% on a before-tax basis not to exceed $15,000 and such employees are not eligible to make after-tax contributions. Union employees may have different contribution limits. Refer to the Plan document for more details.

Employer contributions - Certain participant contributions are eligible to receive matching contributions. Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan. Union employees may have different contribution limits. Refer to the Plan document for more details.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested in all employer contributions following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited the earlier of the date the participant receives a total distribution of his vested account balance or the date the participant incurs five consecutive breaks in service.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses. As of both December 31, 2012 and 2011, forfeited nonvested accounts totaled approximately $1 million.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan on a daily basis.

Notes receivable from participants

Participants are allowed to borrow from their Plan accounts.  The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months.  Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions. Upon termination of service, all loans must be repaid in full.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account, or to have an annuity purchased by the Plan with the vested interest in the participant’s account, in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order (“QDRO”) processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The costs associated with certain investment options such as management fees, brokerage fees and transfer taxes are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested. Effective October 1, 2011, plan recordkeeping/administration fees of $6 per quarter were implemented on plan participants with account balances. Fidelity automatically deducts these fees from participant accounts on a quarterly basis.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor.  Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as record keeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Notes Receivables from Participants

Notes receivables from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Amounts are presented as other receivables in the Master Trust.

Investment Valuation and Income Recognition

The Plan participates in the Tyco International Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans, which consist of the Tyco International Retirement Savings and Investment Plan IV (through June 2, 2011) and prior to August 1, 2012, the Tyco International Retirement Savings and Investment Plan VI (“RSIP VI”) (with respect to the Tyco International Ltd. Stock Fund and the Large Cap Equity Fund only) (collectively with the Plan, the “RSIPs”).

The Plan’s interest in the investments of the Master Trust is reported at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records its interest in the investments and notes receivable from participants held in the master Trust and investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying participant-directed investments and notes receivable comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of the underlying investments of the Master Trust are determined as follows:

Interest bearing cash is composed of various money market funds. The fair values have been determined based upon their quoted redemption prices and recent transaction prices of $1.00 per share (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The Plan’s registered investment companies include equity, bond, balanced (equities and bonds) and money market funds.

Common stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges (level 1 inputs).

Collective trusts are valued based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary. One of the collective trusts holds an interest in an underlying US debt index fund and a money market fund, another holds a portfolio of equity investments that seek to approximate the performance of the S&P Mid-Cap 400 Index, and a number of collective trusts that seek to achieve a high total return through investments in a combination of domestic and international equity and debt based on the fund’s target retirement date. The target retirement date funds automatically reduce the equity allocation as the participant approaches the targeted retirement year and beyond. Each collective trust held through the Plan’s interest in the Master Trust provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Income Tax Status

The Plan was amended and restated effective January 1, 2011. On October 17, 2012 the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Internal Revenue Code (“Code”). Although the Plan has been amended since it was restated, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investments. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested pursuant to ERISA section 404(c).

5.  Investments in the Master Trust

As explained in Note 2, the Plan’s assets were commingled with the assets of other Tyco-sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 100% and 99% as of December 31, 2012 and 2011, respectively. As of December 31, 2011, the Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust. The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, as of December 31, 2012 and 2011.

	December 31,
	2012	2011
Investments at fair value
Interest bearing cash	$4,948,718	$2,200,914
Registered investment companies
U.S. Equity/Bond Mutual Funds
Fidelity Growth Company Fund	349,519,884	418,037,437
Spartan S&P 500 Index Fund	100,893,831	111,334,862
Vanguard Small-Cap Index Fund	49,016,022	59,637,045
Vanguard Prime Money Market Fund	328,947,661	463,357,962
Vanguard Short Term Bond Index Fund	16,795,997	12,385,496
DFA U.S. Small Cap Portfolio	5,085,853	1,473,685
International Equity Mutual Funds
Spartan International Index Fund	25,910,449	29,148,906
Dodge & Cox International Stock	28,795,489	29,826,104
Balanced Blend Mutual Fund
Fidelity Balanced Fund	114,969,024	130,794,882
Total registered investment companies	1,019,934,210	1,255,996,379
Collective trusts
Target Date Funds
Pyramis Index Lifecycle 2000 Fund	23,499,415	30,505,771
Pyramis Index Lifecycle 2010 Fund	65,401,485	76,839,204
Pyramis Index Lifecycle 2020 Fund	143,207,887	164,791,551
Pyramis Index Lifecycle 2030 Fund	102,429,319	125,754,452
Pyramis Index Lifecycle 2040 Fund	58,439,899	78,275,251
Pyramis Index Lifecycle 2050 Fund	15,594,209	18,457,235
U.S. Equity Fund
SSGA S&P 400 Mid-Cap Index Fund	83,963,513	93,088,461
Blended Bond Fund
BTC U.S. Debt	83,924,322	95,402,739
Total collective trusts	576,460,049	683,114,664
Other common stock	134,475,046	116,756,459
Tyco common stock	34,315,983	69,006,271
Total investments at fair value	1,770,134,006	2,127,074,687
Other receivables	64,305,478	92,585,421
Other liabilities	(629,862)	(410,340)
Net assets reflecting all investments at fair value held in Master Trust	$1,833,809,622	$2,219,249,768

Investment income for the Master Trust for the year ended December 31, 2012 is as follows:

Year Ended December 31, 2012
Investment income
Net appreciation/(depreciation) in fair value of investments:
Registered investment companies	$120,554,183
Collective trusts	75,323,877
Tyco common stock	(15,830,091)
Other common stock	56,073,969
Total net appreciation	236,121,938
Interest and dividends	25,872,930
Total investment income	$261,994,868

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2012.

		Fair Value Measurements as of December 31, 2012 Using
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$4,948,718	$—	$4,948,718
Common stock
U.S. equity	134,475,046	134,475,046	—
Tyco common stock	34,315,983	34,315,983	—
Total common stock	168,791,029	168,791,029	—
Registered investment companies
Balanced blend mutual fund	114,969,024	114,969,024	—
Blended bond mutual fund	16,795,997	16,795,997	—
Money market mutual fund	328,947,661	328,947,661	—
U.S. equity mutual fund	504,515,590	504,515,590	—
International equity mutual fund	54,705,938	54,705,938	—
Total registered investment companies	1,019,934,210	1,019,934,210	—
Collective trusts
Target date funds	408,572,214	—	408,572,214
U.S. equity fund	83,963,513	—	83,963,513
Blended bond fund	83,924,322	—	83,924,322
Total collective trusts	576,460,049	—	576,460,049
Total investments at fair value	$1,770,134,006	$1,188,725,239	$581,408,767

For the year ended December 31, 2012 there were no transfers of investments between Level 1 and Level 2.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2011.

		Fair Value Measurements as of December 31, 2011 Using
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$2,200,914	$—	2,200,914
Common stock
U.S. equity	116,756,459	116,756,459	—
Tyco common stock	69,006,271	69,006,271	—
Total common stock	185,762,730	185,762,730	—
Registered investment companies
Balanced blend mutual fund	130,794,882	130,794,882	—
Blended bond mutual fund	12,385,496	12,385,496	—
Money market mutual fund	463,357,962	463,357,962	—
U.S. equity mutual funds	590,483,029	590,483,029	—
International equity mutual funds	58,975,010	58,975,010	—
Total registered investment companies	1,255,996,379	1,255,996,379	—
Collective trusts
Target date funds	494,623,464	—	494,623,464
U.S. equity fund	93,088,461	—	93,088,461
Blended bond fund	95,402,739	—	95,402,739
Total collective trusts	683,114,664	—	683,114,664
Total investments at fair value	$2,127,074,687	$1,441,759,109	$685,315,578

The Master Trust did not have any investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2012 and 2011.

6.  Parties-In-Interest Transactions

The underlying investments of the Master Trust include a unitized stock fund, the Tyco International Ltd. Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity, and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2012, the Plan purchased units in the Stock Fund of approximately $17.3 million, sold units in the Stock Fund of approximately $13.8 million, and had net depreciation in the fair value of investments of approximately $15.8 million. The Plan transferred out units of the Stock Fund of approximately $22.8 million due to the 2012 Separation. The total value of the Plan’s investment in the Stock Fund was approximately $34.6 million and $69.7 million as of December 31, 2012 and 2011, respectively.

Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2012 were approximately $2,100,302. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

7.  Net Transfers

During the year ended December 31, 2012, net assets transferred out primarily related to the 2012 Separation.

Plan Name	Date Transferred	Assets Transferred

Net transfers from the RSIP	Various	$(641,401,704)

8.  Litigation Contingency

In April 2006, the U.S. Securities and Exchange Commission (the “Commission”) filed a complaint the (“Complaint”) with the U.S. District Court for the Southern District of New York (the “District Court”) alleging that TIL violated the federal securities laws. In May 2006, the District Court entered final judgment (the “Final Judgment”) against TIL. The Final Judgment ordered TIL to pay an immaterial disgorgement and a civil penalty of $50,000,000, and directed that the funds were to be deposited in the Court Registry Investment System (“CRIS”) in an interest-bearing account.  Subsequently, in December 2006, the Commission filed a related case against three former TIL officers and employees alleging violations related to the accounting misconduct that was the basis of the Complaint and the Final Judgment. Final judgments were entered against all three of the defendants in that action, ordering that the disgorgement and civil penalties paid by the individual defendants be deposited into the TIL CRIS account as well. The final judgments entered in these matters provided that the Commission could propose a plan to distribute the funds in the TIL CRIS account, subject to the District Court’s approval, and that such plan may provide that the funds be distributed pursuant to the SEC Fair Fund provisions of Section 308(a) of the Sarbanes-Oxley Act of 2002, 15 U.S.C. § 7246(a).  In August 2009, the District Court granted the Commission’s motion to establish an SEC Fair Fund and appointed The Garden City Group, Inc. (“Garden City Group”) to serve as the fund administrator (“Fund Administrator”) to assist in developing a Plan of Distribution pursuant to which monies in the SEC Fair Fund will be distributed to investors harmed by the violations alleged in the Complaint and to oversee the administration of claims and the distribution of the SEC Fair Fund pursuant to the terms of the Plan of Distribution, subject to oversight by the District Court.  The District Court approved the Plan of Distribution in November 2010. In 2011, claims were filed for the allocation of a portion of the SEC Fair Fund to the TIL-sponsored RSIPs, in respect of participants in TIL’s pre-separation retirement plans (including the RSIPs) for whose individual accounts the plans purchased and/or held shares of the Tyco Stock Fund during the period.  In 2012, the TIL-sponsored RSIPs have been notified that their claims for an allocation of the SEC Fair Fund had been denied, and no further reports will be issued in connection with this matter in future financial statements.

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY
PLAN NUMBER: 032
EIN: 20-5073412

Tyco International
Retirement Savings and Investment Plan
Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
YES	$212,317	$—	$—	$7,797

Tyco International
Retirement Savings and Investment Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 3.25% to 9.50%	**	$63,977,747

*	Denotes a party-in-interest to the Plan.
**	Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL RETIREMENT SAVINGS AND INVESTMENT PLAN III

/s/ John G. Nawrath
Date: June 24, 2013	John G. Nawrath
Chairperson, Administrative Committee